Metropolitan Series Fund

One Financial Center

Boston, Massachusetts 02111

January 7, 2016

Mr. Min Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Series Fund
Request for Acceleration of Effectiveness of Registration Statement
Filed on Form N-14 (File No. 333-208231)

Dear Mr. Oh:

Metropolitan Series Fund (the “Trust”), on behalf of its WMC Core Equity Opportunities Portfolio, respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 9:30 a.m. Eastern time on Friday, January 8, 2016, or as soon as practicable thereafter.

Please be advised that there have been no material changes to the Trust’s Registration Statement from the version contained in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-14 as filed with the Commission on January 7, 2016.

Very truly yours, Metropolitan Series Fund

By:	/s/ Elizabeth M. Forget
Name:	Elizabeth M. Forget
Title:	President

MetLife Investors Distribution Company

1095 Avenue of the Americas

New York, New York 10036

January 7, 2016

Mr. Min Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Series Fund
Request for Acceleration of Effectiveness of Registration Statement
Filed on Form N-14 (File No. 333-208231)

Dear Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MetLife Investors Distribution Company, as principal underwriter and distributor of Metropolitan Series Fund’s (the “Trust”) shares, hereby joins the Trust in requesting that the effective date for the Registration Statement referred to above related to the Trust’s WMC Core Equity Opportunities Portfolio be accelerated so that it will be declared effective at 9:30 a.m. Eastern time on Friday, January 8, 2016, or as soon thereafter as possible.

Very truly yours, MetLife Investors Distribution Company

By:	/s/ Elizabeth M. Forget
Name:	Elizabeth M. Forget
Title:	Director